UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57983 / June 18, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13014

In the Matter of	
Advanced Precision Technology, Inc.	**ORDER MAKING FINDINGS AND**
(n/k/a Exact Identification Corp.),	**REVOKING REGISTRATION OF**
Alta Gold Co.,	**SECURITIES PURSUANT TO**
Decisionlink, Inc.,	**SECTION 12(j) OF THE**
Enviro Energy Corp., and	**SECURITIES EXCHANGE ACT OF**
Wavo Corp.,	**1934 AS TO WAVO CORP.**
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Wavo Corp. ("WAVO" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 21, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Wavo Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   WAVO (CIK No. 873287) is an Indiana corporation located in Phoenix, Arizona with a class of equity securities registered with the Commission under Exchange Act Section 12(g). As of April 15, 2008, the common stock of WAVO was quoted on the Pink Sheets. On October 1, 2001, WAVO was the subject of an involuntary Chapter 7 petition in the U. S. Bankruptcy Court for the District of Arizona. The proceeding was later converted to a voluntary proceeding and was still pending as of May 2, 2008.

     2.   WAVO has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of WAVO's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                        Florence E. Harmon
                                        Acting Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.